

Elliott Small · 3rd
Age Management and Longevity Products and Rapid Battery
Charging Technology
Las Vegas, Nevada, United States · **Contact info**

500+ connections


Centers for Age Control Inc.

Harvard University

Experience



President and Founder
Centers for Age Control Inc.
Mar 2016 – Present · 5 yrs 9 mos
Las Vegas, Nevada Area

Age Management and Longevity Products including previous sale of the H-SCAN Functional
Age Test and development underway for a successor device updated with latest technology.



President and Founder
Potential Difference Inc
2007 – Present · 14 yrs
Las Vegas, Nevada

Our patented technology is the key to the growth of electric vehicles and users of cell
phones, laptop computers, power tools, etc. are not stranded without power, charging off-
the-shelf batteries to 80% in as little as 20 minutes, without overheating or overvoltage.
...see more



Member
Harvardwood
2005 – 2015 · 10 yrs



Chemist
Kraft Foods
Nov 1970 – Oct 1972 · 2 yrs

Performed product improvement and product development research. Originated new gelling
process utilizing enzymatic activity. Was General Foods before acquired by Kraft.

Education



Harvard University
Biochemical Sciences, Chemistry, Computer Programming
1965 – 1969
Activities and Societies: Harvard Alumni Club, Recruiter of students for admission to Harvard
College – involved carefully written letters of recommendation